
07006807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

NAME OF BROKER-DEALER:

ICP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, 12th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. Gaudet **212-821-1983**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH, D.C.
199
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlos M. Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ICP Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

BARBARA ANN WISLOSKY
Notary Public, State of New York
No. 01WI6061020
Qaulified in Queens County
Commission Expires July 9, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners, LLC)

December 31, 2006
with Report and Supplementary Report of Independent Registered Public Accounting Firm

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners, LLC.)

Statement of Financial Condition

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
ICP Securities, LLC

We have audited the accompanying statement of financial condition of ICP Securities, LLC as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ICP Securities, LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 29, 2007

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners, LLC)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 453,982
Due from affiliated clearing broker	724,011
Marketable US Government securities, at market	98,745
Nonmarketable securities, at market	200,000
Due from parent	564,511
Prepaid expenses	60,891
Total assets	$ 2,102,140
Liabilities – accrued expenses	$ 425,843
Member's equity	1,676,297
Total liabilities and member's equity	$ 2,102,140

See accompanying notes.

ICP Securities, LLC
(A wholly-owned subsidiary of Institutional Credit Partners LLC)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

ICP Securities, LLC (the "Company"), a wholly-owned subsidiary of Institutional Credit Partners, LLC (the "Parent") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Parent was an affiliate of The Bank of New York Company, Inc. (the "Bank"), until May 5, 2006 (at which time the Bank's ownership was reduced from 49% to 16%) On December 29, 2006 the Bank's ownership of the Parent was further reduced to 4.49%. As of December 31, 2006 the Bank's ownership of the Parent remained at 4.49%.

The Company is engaged in structuring, origination, trading and distribution of leveraged credit structures.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the accompanying statement of financial condition.

Cash and cash equivalents

The Company has defined cash to include highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. All cash is held on deposit with one major financial institution.

2. Summary of Significant Accounting Policies (continued)

Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investment Banking Fees

Investment banking fees are fees arising from securities offerings in which the Company acts as an underwriter, agent, or syndicate member, and are recorded on offering date.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of determination. Transactions in foreign currencies are translated at the rates of exchange prevailing at the time of the transaction. Exchange gains or losses are included in member's equity.

The Company does not isolate that portion of gains and losses on investments resulting from changes in foreign exchange rates from that which is due to changes in market prices of the investments. Currency translation gains and losses are included in member's equity.

Securities owned

US Government securities are valued at the last reported sales price on the last business day of the reporting period. Other debt securities which are not readily marketable are valued at fair value, as determined in good faith by the managing member of the Company.

Indemnification

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications at December 31, 2006.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

FAS 157

In September 2006, the FASB issued *Statement on Financial Accounting Standards No. 157, "Fair Value Measurements"* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2006, management of the Company does not believe the adoption of FAS 157 will impact the amounts reported in the statement of financial condition, however, in the future, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

Fin 48

In June 2006, the FASB issued Interpretation No.48 "Accounting for Uncertainty in Income Taxes", which is effective for statement of financial condition issued for fiscal years beginning after December 15, 2006. This standard provides guidance to all enterprises, including pass-through entities, for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. Management is evaluating the potential impact, if any, to the Company of the standard upon adoption but does not expect that it will have a material impact to the Company.

3. Related Party Transactions

The Company entered into an expense sharing agreement with the Parent dated April 1, 2005. Under the terms of the expense sharing agreement, the Company incurred occupancy expenses for the year ended December 31, 2006 which are reflected in member's equity.

The Company entered into a servicing agreement with an affiliate of the Parent dated April 1, 2005. Under the terms of the servicing agreement, the Company incurred expenses for the year ended December 31, 2006 for operational, financial and treasury support which are reflected in member's equity.

3. Related Party Transactions (continued)

During the year ended December 31, 2006, the Company paid clearance fees to its affiliated clearing broker, which is included in member's equity.

At December 31, 2006, amounts payable to the Parent and an affiliate of the Parent relating to an expense sharing agreement and a servicing agreement, detailed above, in the amount of $351,472 are included in accrued expenses, within the accompanying statement of financial condition.

4. Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the combined federal state and local income tax returns of the members of the parent. New York City income taxes are paid by the parent rather than its members.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2006, the Company had net capital of approximately $851,000, which was $751,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of Rule 15c3-1.

Under clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirement.

END